

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 15, 2016

Mr. John McAdam
Chief Executive Officer
F5 Networks, Inc.
411 Elliott Avenue West
Seattle, Washington 98119

      Re: **F5 Networks, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2015
              Filed November 6, 2015
              File No. 0-26041

Dear Mr. McAdam:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services